Exhibit 99.1

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

+972-3-918-0000

May 26, 2020

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2020 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on June 30, 2020, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of Ron Gutler and Kim Perdikou and to elect François Auque, each for a term of approximately three years as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified;

(2)	To approve the CyberArk Software Ltd. 2020 Employee Share Purchase Plan;

(3)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, the adoption of an equity grant plan for the years 2020-2022, for the grant of performance share units (PSUs) and restricted share units (RSUs), to the Chairman of the Company’s board of directors, or the Board, and Chief Executive Officer, Ehud (Udi) Mokady; and

(4)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s 2021 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2019.

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on May 21, 2020, are entitled to vote at the Meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet. It is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope or follow the instructions for voting by telephone or the Internet. If voting by mail, the proxy must be received by the Company’s transfer agent or at the Company’s registered office at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, not later than 11:59 p.m. (EDT) on June 29, 2020 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). The Company’s telephone number at its registered office is +972-3-918-0000.

Sincerely, Ehud (Udi) Mokady Chairman of the Board of Directors and Chief Executive Officer

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

+972-3-918-0000
__________________________

PROXY STATEMENT
__________________________

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement, or Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the Board, of CyberArk Software Ltd. (to which we refer as “we,” “us,” “CyberArk” or the “Company”) to be voted at the 2020 Annual General Meeting of Shareholders, or the Meeting, and at any postponement or adjournment thereof. The Meeting will be held at 4:00 p.m. (Israel time) on June 30, 2020, at our offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

This Proxy Statement and the enclosed proxy card are being made available on or about May 26, 2020, to holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share, or ordinary shares, as of the close of business on May 21, 2020, the record date for the Meeting, or the Record Date. You are entitled to vote at the Meeting, if you hold ordinary shares as of the close of business on the Record Date.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

 Agenda Items

 The Meeting is being called for the following purposes:

(1)
To re-elect each of Ron Gutler and Kim Perdikou and elect François Auque, for a term of approximately three years as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified;

(2)	To approve the CyberArk Software Ltd. 2020 Employee Share Purchase Plan;

(3)
To approve, in accordance with the requirements of the Companies Law, the adoption of an equity grant plan for the years 2020-2022, for the grant of PSUs and RSUs, to the Chairman of the Company’s Board, and Chief Executive Officer, Ehud (Udi) Mokady;

(4)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s 2021 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

 Board Recommendation

Our Board recommends that you vote “FOR” each of the above proposals.

 Quorum

On May 21, 2020, we had 38,731,365 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote on each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” (if any) are counted as present for purposes of determining a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals to be presented at the Meeting. Except for the purpose of determining a quorum, abstentions from voting and “broker non-votes” (if any) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization;

●
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

We currently intend to hold the Annual Meeting in person. Depending on developments with respect to the coronavirus (COVID-19) pandemic, we may hold the Meeting virtually at the above date and time instead. If you wish to attend the Meeting in person and are unable to do so, please contact us at proxies@cyberark.com or our proxy solicitor (see “Assistance with Voting” below). In the event that we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the Securities and Exchange Commission.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should submit a proxy in one of the above-mentioned manners. If you have lost or misplaced the proxy card mailed to you, you may request another by calling our proxy solicitor, Innisfree M&A Incorporated toll-free at (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

 We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 29, 2020.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.” Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that form to direct your broker, bank, trustee or other nominee how to vote your shares. Many nominees provide means to vote by telephone or by Internet. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Under the rules of The Nasdaq Stock Market LLC, or Nasdaq, brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non-vote” occurs when brokers, trustees or other nominees are unable to vote on “non-routine” proposals. The only item on the Meeting agenda that we believe may be considered “routine” is Proposal 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; however, we expect that this will not be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

 Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 21, 2020, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and our Articles. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: CyberArk Software Ltd., 9 Hapsagot St., POB 3143, Petach-Tikva, 4951040, Israel, or by facsimile to +972-3-9180028, Attn: Donna Rahav, General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than June 2, 2020.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 26, 2020. We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies in connection with the Meeting. Innisfree M&A Incorporated will receive customary fees plus out-of-pocket expenses in connection with the performance of its services. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement were furnished to the SEC under cover of a Form 6-K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

As of May 21, 2020, there were no persons known by us to beneficially own more than 5% of our ordinary shares, based on public filings or information provided to us and calculated using the 38,731,365 ordinary shares we had issued and outstanding at such time.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

           For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2019, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE AND DIRECTOR COMPENSATION

Overview

Our Articles provide that we may have no fewer than four and no more than nine directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our six current non-employee directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders on the topics of executive compensation, corporate governance policies and practices, and our Environmental, Social and Governance program. In the last 12 months, as part of our shareholder engagement and communications program, we have met and regularly communicated with the vast majority of our institutional shareholders and engaged in substantive discussions on executive compensation, corporate governance, corporate performance and strategy. Maintaining an active dialogue with our shareholders is consistent with our corporate values of transparency and accountability, and we intend to continue these efforts in the future.

Board Leadership Structure and Lead Independent Director

Mr. Mokady is our founder, has been on the Board since inception and has served as our Chief Executive Officer, or CEO, since 2005. Since June 2016, he has also served as Chairman of our Board following the approval of our shareholders. At the 2016 and 2019 annual general meetings, our shareholders determined that for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, our Board will appoint a lead independent director, or Lead Director, to facilitate strong, independent Board leadership and effective independent oversight. Our Lead Director is selected by our non-executive Board members from among the independent directors of the Board, who have served a minimum of one year as a director. Additionally, if at any meeting of the Board the Lead Director is not present, one of the following individuals, in the order listed, will act as Lead Director for the duration of such meeting: the chairperson of the audit committee, the chairperson of the compensation committee, or an independent member of the Board appointed by a majority of the independent members of the Board present. Mr. Tirosh currently serves as our Lead Director.

The authorities and responsibilities of the Lead Director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	ensuring that he or she is available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Chairman of the Board on important Board matters and ensuring the Board focuses on key issues and tasks facing the Company; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

Board Committees and Meetings

During 2019, our Board met seven times and acted twice by written consent; our audit committee met seven times and acted once by written consent; our compensation committee met seven times and acted once by written consent; and our nominating and corporate governance committee met twice. Each of the incumbent directors (including the nominees for election or re-election) attended 100% of our Board meetings and the meetings of each of the committees of the Board on which he or she served in the 2019 fiscal year, with the exception of one director who did not attend one of our Board meetings.

Compensation of Non-Executive Directors

As of July 1, 2019, our non-executive directors are entitled to the following compensation:

Cash Compensation

Annual fees with respect to each twelve months of service in the amounts of:

•	Board Member Compensation:

o	Annual compensation – US$35,000

o	Additional Lead Director annual compensation – US$17,500

•	Additional Committee Compensation:

Committee	Chairperson	Member
Audit	US$20,000	US$10,000
Compensation	US$12,000	US$6,000
Nominating and Corporate Governance	US$8,000	US$4,000
Strategy	US$8,000	US$4,000

Directors are also entitled to be reimbursed for reasonable travel, accommodation and other expenses incurred by them in connection with attending Board and committee meetings and performing their functions as directors of the Company.

Equity-Based Compensation

In accordance with previous resolutions of our shareholders:

•
Each of our non-executive directors, serving at the time of each annual general meeting of shareholders (provided that he or she has served at least nine months as director at such time) whose tenure does not terminate at such time, is entitled to receive, as part of his or her annual compensation, RSUs in a value equal to $200,000, effective as of the date of each such annual meeting of shareholders.

•	Each newly appointed non-executive director, upon his or her appointment or election, is entitled to an initial grant of RSUs in a value of up to $350,000.

The compensation committee and the Board determined that this equity-based compensation, the value of which was reduced in comparison to that afforded to our directors in previous years, was necessary to provide a competitive level of compensation to our directors after considering the independent compensation analysis conducted by Radford, and shareholders approved this compensation at our 2019 annual general meeting. Further, it is our view that the grant scope ensures that non-executive directors’ interests are aligned with those of our shareholders but are not exposed to share price fluctuations at a level that could impair their independence or result in potential conflict of interests. None of the RSUs granted to directors are subject to performance conditions.

For more information on director compensation, see “Part I, Item 6.C. Board Practices—Compensation of Directors” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.

PROPOSAL 1

RE-ELECTION AND ELECTION OF OUR CLASS III DIRECTORS

Background

Our shareholders are being asked to re-elect each of Ron Gutler and Kim Perdikou and elect François Auque as a Class III director.

Our current directors are divided among the three classes as follows:

(1) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at our 2021 annual general meeting of shareholders and upon the election and qualification of their respective successors;

(2) our Class II directors are Gadi Tirosh and Amnon Shoshani, whose current terms expire at our 2022 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(3) our Class III directors are Ron Gutler, Kim Perdikou and François Auque, whose current terms expire at the Meeting and upon the election and qualification of their respective successors.

Re-Election and Election of Class III Directors

The nominating and corporate governance committee and Board recommended that we nominate each of our current Class III directors, Mr. Gutler, Ms. Perdikou and Mr. Auque, for election or re-election, as applicable, as a Class III director at the Meeting. Each of the director nominees did not participate in the discussion and applicable vote regarding his or her election or re-election.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares present or represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect, as a Class III director and elect, as applicable, each of the nominees listed above.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the election or re-election, as applicable, of each of the three nominees listed below as a Class III director.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he or she is willing, able and ready to serve as a Class III director if elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Mr. Gutler, Ms. Perdikou and Mr. Auque are independent under Nasdaq corporate governance rules.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Mr. Gutler, Ms. Perdikou and Mr. Auque.

Ron Gutler has served as a member of our Board since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Between June 2018 and November 2019 Mr. Gutler served as the Chairman of the Board of Psagot Market Making. Between 2014 and 2019 Mr. Gutler served as a director of Hapoalim Securities USA (HSU). Between August 2012 and January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. Between May 2002 and February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Wix.com Ltd. (Nasdaq: WIX), Fiverr International Ltd. (NYSE: FVRR), Psagot Investment House and Psagot Securities. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our Board since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou serves as Chairman of REBBL Inc., since June 2014, a private beverage company delivering taste, function and nutrition. Ms. Perdikou serves as Chairman of @Company, a private startup Internet Protocol company based in Silicon Valley, from December 2019. Ms. Perdikou serves on the board of Trunomi, Ltd. a private fintech startup, based in Bermuda, from June 2018. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master’s of Science in information systems from Pace University in New York, United States.

François Auque has served as a member of our Board since February 2019. Mr. Auque serves as the chairman of the Audit and Risk Committee of Rexel SA from May 2019, after being an observer on this board from October 2018. Mr. Auque is a partner at InfraVia Capital Partners, a Private Equity firm based in Paris. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’Administration in Paris, France.

Proposed Resolutions: Proposal 1

 We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Ron Gutler as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)
“RESOLVED, that the re-election of Kim Perdikou as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following her re-election, and until the due election and qualification of her successor, be, and hereby is, approved in all respects.”

(c)
“RESOLVED, that the election of François Auque as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote: Proposal 1

The vote required for the re-election and election, as applicable, of each of the of the above-referenced director nominees is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election and election, as applicable.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election and election, as applicable, of each of Mr. Gutler, Ms. Perdikou and Mr. Auque as a Class III director as described in this Proposal 1.

PROPOSAL 2

APPROVAL OF THE CYBERARK SOFTWARE LTD.
2020 EMPLOYEE SHARE PURCHASE PLAN

Background

Our compensation committee, Board and management believe that incentivizing employees to acquire an ownership interest in our ordinary shares, or increase an existing ownership interest, will aid in our ability to recruit, hire and retain the individuals required to successfully execute our business plan and achieve strong performance in the future. Encouraging employee ownership of our ordinary shares provides an incentive for continued employment and helps align the interests of our employees with those of our shareholders.

On May 6, 2020, following the recommendation of our compensation committee, our Board adopted the CyberArk Software Ltd. 2020 Employee Share Purchase Plan, or the ESPP, subject to shareholder approval. The purpose of the ESPP is to provide an incentive to eligible employees to acquire an ownership interest in our ordinary shares, or increase an existing ownership interest, through the purchase of our ordinary shares. Subject to shareholder approval, the ESPP will become effective January 1, 2021.

The Company is seeking shareholder approval of the ESPP so that it may qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended. In the event that the Company’s shareholders do not approve the ESPP, no offerings will commence.

The following summary of the ESPP is qualified in its entirety by reference to the text of the ESPP, a copy of which is attached as Appendix A to this Proxy Statement.

Summary of the 2020 Employee Share Purchase Plan

Plan Administration	By the compensation committee of the Board
Plan Type
U.S. qualified

The Board may adopt additional local sub-plans, rules or procedures, designed to achieve tax, securities laws or other objectives for its non-U.S. employees, subject to the terms of the ESPP

Eligible Employees
•          Employees of the Company or any of its majority-owned subsidiaries, as designated by the compensation committee from time to time
•          Employed for at least 20 hours a week or five months in a calendar year
•          Employed for at least 90 days prior to the enrollment date of a purchase period
•          However, employees owning 5% or more of the voting power or value of our shares, within the meaning of the ESPP, are not eligible employees

Plan Periods
•          Each offering period will extend for up to 24 months
•          Each offering period will be comprised of up to four six-month purchase periods
•          The initial offering and purchase periods are scheduled to begin on June 1, 2021

Purchase Price	85% of the lower of the fair market value of our ordinary shares on the first or final trading days of the applicable purchase period
Maximum Payroll Deduction	• Between 1 to 15 percent of employee’s gross base compensation • Up to $25,000 per calendar year • Up to 10,000 shares per offering period
Share Reservation
•          As of the ESPP effective date, up to 500,000 of our ordinary shares will be initially reserved for issuance under the ESPP. The number of shares reserved under the Company’s 2014 Share Incentive Plan, or the 2014 Plan, will be reduced by the number of shares that would be initially reserved for issuance under the ESPP (subject to the approval of this Proposal 2)
•          On January 1 of each calendar year beginning in 2022 and ending in 2026, the number of shares available for issuance under the ESPP may be increased by an amount equal to the lesser of:
(1)          1,000,000 shares;
(2)          1% of the Company’s total number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year; or
(3)          a lesser amount determined by our Board by December 31 of the immediately preceding calendar year.
When determining the number of shares made available for future issuance under the ESPP, the Board will maintain at all times a disciplined approach in managing the dilution rates associated with our equity compensation plans then in effect, including the ESPP and the 2014 Plan

Amendments; Termination
The compensation committee may amend, suspend or terminate the ESPP at any time and from time to time, and certain of the ESPP’s terms are subject to the discretion of the compensation committee and/or the Board. However, the approval of the Company’s shareholders shall be required to amend the ESPP to:
•          increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the ESPP
•          change the corporations or classes of corporations whose employees may be granted rights under the ESPP

Proposed Resolution: Proposal 2

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the CyberArk Software Ltd. 2020 Employee Share Purchase Plan, in the form attached as Appendix A to the proxy statement with respect to Annual General Meeting held on June 30, 2020, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Vote: Proposal 2

The vote required for approval of the ESPP is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the CyberArk Software Ltd. 2020 Employee Share Purchase Plan as described in this Proposal 2.

PROPOSAL 3

APPROVAL OF AN EQUITY INCENTIVE PLAN WITH RESPECT TO OUR
CHAIRMAN AND CHIEF EXECUTIVE OFFICER MR. MOKADY

 Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a director, including in his or her role as chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

On May 4, 2020 and May 6, 2020, each of our compensation committee and our Board, respectively, approved the adoption of an equity incentive plan for the grant of PSUs and RSUs to our Chairman of the Board and Chief Executive Officer, Mr. Mokady, in the years 2020-2022. The proposed framework, which we refer to as the CEO Equity Plan, sets forth strict guiding principles under which equity grants may be made to our CEO, including the scope of grants based on a detailed performance and compensation review, type of awards and appropriate performance conditions. The compensation committee and Board have further provided for the specific terms with respect to a CEO equity grant in the year 2020, or the 2020 Grant, demonstrating the application of the framework provided by the proposed CEO Equity Plan. The CEO Equity Plan is consistent with the terms of our 2019 Compensation Policy, or the Compensation Policy, the 2014 Plan, and Mr. Mokady’s employment agreement.

Our shareholders are being asked to approve the adoption of the proposed CEO Equity Plan which is attached to this proxy statement as Appendix B.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to its Chief Executive Officer.

Executive Compensation Program

Methodology Objectives

Our compensation committee and Board have carefully structured our executive compensation program to attract, motivate and retain the key executive officers who drive our success, including our Chairman of the Board and Chief Executive Officer. Our design and decisions regarding executive compensation stem from the central tenets of paying for performance and aligning the interests of our executive officers with those of our shareholders, such that our management team remains focused on executing the Company’s strategic plan to create long-term value for our shareholders. We believe that our executive compensation program is effective in achieving the Company’s objectives of:

•	hiring, motivating and retaining top-notch executive officers to lead us as we grow our business;

•	supporting our long-term strategy of disciplined investing for our future growth;

•	aligning the interests of our executive officers with those of our shareholders;

•	designing compensation packages that pay for performance and adjust for outperformance or underperformance of our Company and individual executives; and

•	providing compensation packages that are competitive, reasonable and fair relative to peers and the overall market.

Our compensation committee regularly reviews our compensation practices and policies, and, along with our Board, frequently enhances our compensation programs as our Company matures and in light of evolving trends and competitive positions.

Performance as a Key Consideration in Annual Compensation Review

The compensation committee conducts a thorough performance review process of each of our executives on an annual basis, considering, among other factors, the achievement of the specific performance goals that were set for each executive at the beginning of the previous year as well as our CEO’s assessment of the performance of each executive. The results of such review are shared with the Board and are used to determine the extent to which an executive has earned his or her variable cash and equity compensation for the previous financial year. Further, the performance evaluation serves as a key factor in considering potential future updates of an executive’s compensation package.

Each year, the compensation committee determines and recommends to the Board the financial and strategic goals that are applied to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic plan for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of his or her annual bonus plan, and a composition of different key, measurable performance indicators for the Company are designated as performance criteria for the purposes of earning PSUs granted by the Company. All goals are designed to align executive pay with the Company’s long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy and to mitigate material risks, thereby supporting the increase of Company and shareholder long-term value.

Role of Independent Consultant Advisor and Peers

The compensation committee has engaged Radford, which is part of the Rewards Solutions practice at Aon plc, as an independent, outside consultant, to provide it with advice related to our executive and non-employee director compensation programs and to assist in the design, formulation, analysis and implementation of our compensation program. The information provided by Radford relating to the compensation practices of peer companies aids the decision-making process of the compensation committee and Board and supports our ability to inform our shareholders of the Company’s relative positioning on compensation. Although they consult this data from Radford from time to time, the compensation committee and Board do not rely on peer data every year and instead make their final decisions relating to annual executive compensation in reliance on various considerations, with a focus on the individual performance of our executives.

Our 2020 peer group, or the Peer Group, was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage. The compensation committee evaluated our 2019 peer group and made a number of changes, including the removal of Imperva and Ellie Mae, acquired by Thoma Bravo in January and April 2019, respectively, and Carbon Black, acquired by VMware in October 2019. Further, the compensation committee added identity, application and system software companies that are similar to the Company in size, revenue growth rate and market capitalization, including Alteryx, Coupa Software, Five9, Guidewire Software and SailPoint Technologies.

Based on Radford’s report and recommendations, the Company’s compensation committee approved the following list of companies as the Peer Group:

Alteryx	ForeScout Technologies	Proofpoint	Tenable
Box	Guidewire	Q2 Holdings	Varonis Systems
Cornerstone OnDemand	HubSpot	Qualys	Wix.com
Coupa Software	Mimecast	Rapid7	Zscaler
FireEye	New Relic	RingCentral
Five9	Okta	SailPoint Technologies

Equity Plan Governance

Our compensation committee and Board have consistently taken a disciplined approach to effectively managing the long-term dilutive impact of equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The compensation committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and avoiding significant increases in our share-based compensation in proportion to our overall revenue. Some of the measures we have undertaken to effectively manage dilution include authorizing the reservation of shares for issuance under the 2014 Plan in the years 2017, 2018 and 2019 at a rate significantly lower than that permissible under the 2014 Plan, and reducing the overall number of shares reserved for issuance under it by 900,000 ordinary shares in June 2019. We have continuously enhanced our equity compensation program to weight more towards grant of PSUs versus time-based stock options, initially with respect to our CEO and subsequently to all our executives and senior managers.

As of May 21, 2020, 2,512,480 ordinary shares underlying share-based awards were outstanding under the Company’s equity incentive plans and 1,426,724 ordinary shares were reserved for future grant under such plans, reflecting a dilution rate of 9.23%. In its independent survey, Radford advised that the Company’s 2019 average burn rate, issued equity overhang and total equity overhang were each positioned favorably at less than the 25th percentile of the Peer Group.

Our compensation committee considers from time to time whether implementing a holding period or share ownership guidelines would be appropriate, as it believes that maintaining a meaningful level of share ownership in the Company aligns executives’ interests with those of the Company’s shareholders and deters from taking excessive risks to promote short-term gains. As our executive officers, including our CEO, have consistently maintained substantial personal shareholdings in the Company when compared to their cash compensation (well above five times their annual compensation for those with tenure exceeding two years), the compensation committee believes that ownership guidelines are not necessary at this time. The Board and the compensation committee strive to ensure a strong alignment of our executives’ interests with long-term shareholder value and will continue to review this matter periodically.

Evolution of our Executive Equity Compensation

We strive to provide a mix of compensation that supports a pay-for-performance culture and encourages the retention of key executives who contribute to our corporate results. Each of our Board and compensation committee continuously evaluates our executive compensation methodology to determine the appropriate balance between cash and equity compensation and the appropriate proportions of PSUs, RSUs and, to a lesser extent, stock option grants in our executive compensation in order to ensure that equity awards meet our compensation objectives and promote our long-term success. Our compensation methodology has been to provide fixed and predictable cash compensation, while putting a greater emphasis on variable compensation of cash and, to a greater extent, equity to align our management’s interests in financial performance with those of our shareholders and promote the achievement of critical corporate goals. We believe that our compensation practices which have evolved over time are competitive compared to other companies and, more importantly, effective in incentivizing achievement of key strategic objectives that result in long-term shareholder value.

As the Company has grown and matured, our compensation committee and Board have likewise evolved our executive compensation program, taking into account shareholder feedback. Our executive equity grant methodology has significantly developed since our initial public offering in 2014 and is aligned with progressive compensation trends that prevail among global technology companies, often more mature than ourselves.

RSUs
PSUs
Options
100% Options
50% Options
50% RSUs
30% Options
20% PSUs
50% RSUs
15% Options
35% PSUs
50% RSUs
50% PSUs
50% RSUs
EXECUTIVE COMPENSATION EVOLUTION
2014
2015
2016
2017
2018
2019
2020
IPO
Adoption of Initial Compensation Policy
PSUs introduced into CEO equity grant
PSUs introduced into executive officers and senior management equity grants
Compensation Policy Enhanced
Propose CEO Equity Plan including Relative TSR Performance Criteria

Historically, our executive compensation packages consisted of an equal mix of stock options and RSUs. In 2017, we introduced PSUs as part of our CEO’s annual compensation package at 20% of the grant value on target, being one of the first public companies in Israel to adopt performance-based equity awards. In 2018, we introduced PSUs into the equity compensation packages of other executive officers and senior managers. We also increased the weight of PSUs in the equity mix for the CEO and other executive officers and senior managers to 35% in 2018, and in 2019, we continued to apply such methodology.

We have consistently found PSUs to be an effective tool in aligning compensation with performance, due to the meaningful performance criteria that we have set for such grants throughout the years. Our shareholders’ feedback to the initial introduction of a PSU component into our equity packages and later to the increase in its weight has been positive. Accordingly, in 2020, the compensation committee and Board determined to further increase the portion of PSUs granted to our executives, including – if this Proposal 3 is approved – to Mr. Mokady, and to eliminate the grant of stock options to him under the proposed CEO Equity Plan, thereby reducing its potential dilutive impact. Per the CEO Equity Plan, at least 50% of the CEO’s equity awards will be subject to performance conditions.

In our conversations with shareholders regarding past CEO grants and a potential long-term equity plan in recent years, shareholders emphasized the importance of applying a performance metric that is directly linked to shareholder interests, some specifically referring to relative total shareholder return as a preferred criterion. The compensation committee and Board considered such feedback and determined to introduce a long-term relative total shareholder return, or relative TSR component, in the CEO Equity Plan for the years 2020-2022, as described below. Relative TSR performance criteria will also be applied to our Chief Financial Officer’s PSU award for 2020.

We believe that in times of economic uncertainty it is particularly important to continue evolving our executive compensation methodology and ensure that performance is aligned with compensation, including by evaluating the Company’s performance as compared to other companies in our industry by using a relative TSR performance criteria. This promotes the consistent performance and long-term vision of key executives whose decisions will determine the Company’s trajectory in the coming years. In our compensation committee and Board’s view, the compensation packages that stem from our methodology and the proposed CEO Equity Plan described below will enable us to promote the long-term retention of such key contributors by offering competitive long-term incentives and to enhance the Company’s performance and alignment with shareholder interests. Our progressive use of PSUs, including the proposed relative TSR component, distinguishes our overall approach to compensation from that of most of the companies in our Peer Group and all other Israeli technology companies, making our pay methodology more performance-oriented and cutting-edge.

CEO Equity Plan

Methodology Objectives

Mr. Mokady’s compensation package, including the proposed CEO Equity Plan, has been consistently designed with the objective of aligning a significant portion of his compensation with shareholder interests and creating long term Company value. Our long-term success, specifically in these times of economic downturn and uncertainty that are expected to extend in the foreseeable future, requires proven leadership and vision, and therefore depends, in part, on our ability to continue to retain our CEO who has been, and is expected to continue to be, vital to our Company’s success.

We have considered establishing a long-term equity plan for our CEO in the past several years and have engaged in a constructive dialogue with our investors in that respect throughout that period. The proposed CEO Equity Plan, as well as the 2020 Grant pursuant to it, reflect the feedback that we have received from our shareholders. If this Proposal 3 is approved, we intend to continue our dialogue and consider shareholder input in setting the terms of the 2021 and 2022 grants under the CEO Equity Plan. Further, the terms of any grant under the CEO Equity Plan, and disclosures pertaining to the achievement of the performance criteria conditioning such awards, will be included each year in our annual report on Form 20-F (following the conclusion of the relevant performance period).

The proposed CEO Equity Plan is intended to serve as a framework for annual decision making by the compensation committee and Board, based on clear, pre-determined parameters set by our compensation committee and Board and approved by shareholders, and such framework was applied in determining the first equity grant under the plan in 2020. In recent years, certain Israeli companies have sought, and received, shareholder approval for a single yet substantial grant to their CEO that reflects the aggregate value of equity grants that would otherwise be anticipated over subsequent years. Our compensation committee and Board believe that the CEO Equity Plan that we are proposing our shareholders approve would better serve the Company and its shareholders than a onetime large grant. The proposed plan would enable the compensation committee and Board to better plan the Company’s compensation strategy over the long term while continuing to enhance our ability to retain our CEO, whose performance in such role has been key to the Company’s continued success since 2011.

The compensation committee and Board have determined that at least 50% of Mr. Mokady’s compensation package, including his base salary, annual bonus and equity compensation in the form of the proposed CEO Equity Plan will be subject to performance conditions. To further align Mr. Mokady’s compensation package with shareholder interests, the vast majority of his compensation will consist of long-term equity incentive compensation, at least 50% of which will be subject to performance conditions, representing a meaningful increase in the PSU-related portion from 35% in 2019. Our compensation committee and Board have structured the grants under the CEO Equity Plan, whether in the form of PSUs or RSUs, to vest over extended periods. The CEO Equity Plan extends the performance period of a substantive part of the PSUs, thus emphasizing long-term growth and vision rather than short-term gains and further motivating the retention of our CEO. We note that other than his cash compensation, outstanding equity grants and the proposed CEO Equity Plan if approved by our shareholders, Mr. Mokady is not entitled to any further compensation as a director and Chairman of the Board.

During the plan years, the value of each year’s grant would be based on the CEO’s performance. The Board and compensation committee have assessed in 2020, and will reassess in 2021 and 2022, Mr. Mokady’s performance in the previous year and his contribution to the Company’s success, including its long-term success. The compensation committee and Board have reviewed, and will review each year, our CEO’s capacities and skillset and his past and future ability to execute on a vision for the Company’s expansion and growth in determining the appropriate award (if any). The proposed CEO Equity Plan is intended to keep the compensation package of our CEO, whose decisions and performance have a significant impact on the success of the Company, competitive and appropriate for the role of chief executive officer in similar technology companies, while continuing to closely align his interests with those of our shareholders. The proposed plan assures shareholders that the main equity compensation structure for the CEO, which comprises the vast majority of his pay, will remain the same in the foreseeable future and adequate safeguards have been put in place to ensure that the compensation under the CEO Equity Plan will not be excessive, including a hard cap on the monetary value of equity grants as described below.

Each year, the CEO’s award will include performance-oriented incentives that directly align long-term managerial performance, execution of the Company’s strategy and shareholder returns with the resulting pay, such that the ultimate value of the equity will be determined by and reflect actual performance. Under the proposed framework, the compensation committee and Board would be best positioned each year to set the specific performance metrics that would incentivize behaviors and decisions that are in the best interests of the Company and its long-term strategy, rather than doing so several years in advance at this time. The Company competes in the highly dynamic cybersecurity market, and its business is rapidly growing and has been changing in step with the market backdrop. As a result, the compensation committee and Board believe it is critical to take such dynamic nature of the Company’s business into consideration when determining the CEO equity compensation, within a well-defined, highly prescriptive framework. In the proposed CEO Equity Plan, we have tied a meaningful portion of his share-based compensation to a relative TSR performance criteria that is subject to at least a three-year performance period, thereby directly linking his interests with those of our shareholder for an extended period of time.

The proposed CEO Equity Plan will be subject to the terms of the 2014 Plan and the Compensation Policy and will be administered by the compensation committee and Board. If this Proposal 3 is approved by our shareholders, the CEO Equity Plan would be in effect between 2020 and 2022.

Annual Performance and Compensation Assessment

Each year, the compensation committee and Board conduct a thorough assessment of our CEO’s performance and the extent to which it is linked to his past compensation. The compensation committee and Board consider the results of such assessment in connection with potential adjustments to the CEO’s compensation, including granting potential equity awards.

The annual review process takes into account the following factors, among others:

•	the CEO’s role in the execution of the Company’s operating plan for the previous fiscal year;

•
the Company’s degree of achievement of its financial targets and the CEO’s degree of achievement of his personal strategic goals for the previous fiscal year, and the appropriateness of the foregoing goals as indicators of the Company’s success and promotion of shareholder interests;

•
the Company’s operating plan for the upcoming fiscal year and the nature of the financial and strategic goals necessary to be achieved in support of such plan, including an assessment of the degree of difficulty of such goals and their expected contribution to promoting the long-term success of the Company;

•	the Company’s strategic plan for the upcoming years and potential milestones necessary to be achieved in support of such plan;

•	the performance of our executive team, on an individual basis and as a whole, as a result of Mr. Mokady’s leadership;

•	existing compensation arrangements with Mr. Mokady, including outstanding equity compensation awarded in previous fiscal years and its vesting status; and

•
if deemed necessary by the compensation committee, data from an independent analysis of compensation awarded to chief executive officers of peer companies within our industry and the manner in which peer companies strive to tie compensation with performance.

Based on the results of the assessment, the compensation committee and Board determine whether any changes in the CEO’s cash compensation (base and variable) are warranted, and the extent of Mr. Mokady’s equity compensation that year. The results are further leveraged to determine the Company financial and personal strategic goals against which the CEO’s variable cash compensation is to be measured, and the appropriate performance criteria with respect to PSUs to be granted that year.

Annual Grant Value

The compensation committee and Board determined that the value of each of the annual grants under the CEO Equity Plan (if determined appropriate by them) must not exceed $10 million, assuming achievement of all performance goals at target level. Consistent with the Compensation Policy, the maximum number of shares granted pursuant to each award may not exceed 0.5% of the Company’s outstanding shares at the date of the grant.

In preparing the proposed CEO Equity Plan and setting such maximum annual award value, the Board and compensation committee considered the Company’s long-term strategic plans and potential significant changes that may arise, among other reasons, as a result of a significant merger or acquisition or entrance into a new market. For example, in May 2020 the Company acquired IDaptive Holdings, Inc., thereby expanding its business into the identity access as a service market. The compensation committee and Board also considered an independent compensation analysis prepared by Radford to ensure that the CEO Equity Plan provides a framework that allows for Mr. Mokady’s total future compensation to remain competitive relative to market practices and in a changing market environment. Notably, while the Company is headquartered in Israel, our CEO is based in the U.S. headquarters in Newton, Massachusetts (along with certain of our other executives), where competition for talent in technology companies in general, and cybersecurity ones in particular, is fierce. Our Peer Group is therefore comprised of global companies similar to the Company and was not limited to the Israeli market, which in any event generally applies far less progressive long-term performance-based compensation practices than those of the Company.

The Company’s compensation methodology, significantly weighing towards variable compensation such as equity grants that are aligned with shareholder interests over cash compensation, was a key consideration in the compensation committee and Board determination of the maximum annual grant value. In its review, Radford advised that companies that offer their executives below median cash compensation – as the Company does – typically offset it by providing above median equity awards, in order to ensure that the total compensation they offer, as a whole, is competitive with market terms. As a reference, Mr. Mokady’s total cash compensation was at the 25th percentile compared to chief executive officers of our Peer Group completed by Radford.

Equity Mix

In concluding the structure and terms of the annual grants under the proposed CEO Equity Plan, our compensation committee and Board considered, in consultation with Radford, the mix of equity award types granted to Mr. Mokady in the past, as well as in comparison to other chief executive officers in our Peer Group. While the equity mix of the 2018 and 2019 CEO grants are in line with the current overall mix of equity grants in our Peer Group (though relatively progressive at the time), the compensation committee and Board have resolved to increase the performance-based portion of the CEO’s proposed awards to at least 50% of the overall grant value (i.e., 50% PSUs per the CEO Equity Plan as compared to 35% PSUs and 15% stock options in the CEO’s 2019 grant), with the remainder awarded in RSUs. For reference, Radford has advised the compensation committee that only nine out of 22 companies in our Peer Group utilized performance-based equity in their equity mix and that the overall mix of equity among our Peer Group was approximately 53% RSUs, 28% performance-based equity and 19% stock options.

Performance Period and Criteria

The compensation committee and Board determined that PSU grants under the CEO Equity Plan will be subject to the following conditions:

•
at least 20% of the value of each annual equity grant will be subject to a relative TSR performance criteria, with a performance period of at least three years, to which we refer as Relative TSR PSUs in this proxy statement; and

•
the remainder of the PSUs awarded will be subject to achievement of any or a combination of certain of the business-related measurable criteria set forth in our Compensation Policy, with a performance period of at least one year, to which we refer as Business PSUs in this proxy statement. Criteria stated in the Compensation Policy include, for example, the Company’s financial results, cost savings or efficiency metrics, sales and marketing objectives and productivity indices or growth in the volume of an activity.

The compensation committee and Board may extend the performance periods of the PSUs, depending on the nature of the criterion applied and the Company’s reasonable ability to predict it over time in order to ensure that highly probable or unattainable goals are not set as performance criteria. Such discretion would allow the compensation committee and Board to carefully design rigorous goals that are appropriate for the Company’s relative maturity and growth rate at the time of grant, its acquisition strategy, the dynamic industry in which it operates and the macroeconomic environment.

The criteria and performance period determined in the CEO Equity Plan resulted from the compensation committee and Board’s assessment of the effectiveness of our past PSU grants in both promoting and reflecting Mr. Mokady’s and the Company’s performance between 2017 and 2019, as well as from our shareholders’ feedback.

The following table describes the PSU awards made to our CEO between 2017 and 2019 and our track record in linking Mr. Mokady’s rate of achievement of the performance criteria to the earning of the underlying PSUs:

Year of Grant	Number of PSUs Granted (on Target)	Performance Criteria Achievement Rate	Number of PSUs Earned	Earning Rate
2019	26,900	109%	35,760	133%
2018	36,900	115%	53,064	144%
2017	18,000	90%	11,800	66%

We believe that the outcome of the PSU grants that were awarded over the last three years reflects our overall methodology that actual compensation related to long-term incentives should vary above or below target levels commensurate with the Company’s financial performance, and demonstrates that the PSU performance criteria between 2017 and 2019 were appropriate and effective. Notably, while the actual performance rate in 2018 and 2019 significantly exceeded the targeted performance criteria, the overall earning rate did not result in the maximum payout for overachievement (200% of the on target grant), positively demonstrating the aggressiveness of the performance objectives we had set. We intend to provide similar disclosures with respect to any grant under the CEO Equity Plan in our future annual reports on Form 20-F.

We believe that tying a substantial portion of the CEO’s equity package to a long-term performance metric is key. While considering the CEO Equity Plan, and given that 2020 would be the first year in which the Company applies a relative TSR performance metric to its CEO and CFO grants, the compensation committee and Board initially intended to set the minimal portion of Relative TSR PSUs in the plan at 10% of the overall equity grant value. However, in light of recent events following the COVID-19 pandemic and its impact, we believe that the measurement of the Company’s, and thereby its CEO’s, performance as reflected by a relative TSR metric over a long period of time is even more crucial and impactful during times of economic uncertainty. Therefore, the compensation committee and Board believe that the increased portion of PSUs in general, and assigning a meaningful, long-term shareholder return performance metric in particular, will optimally incentivize Mr. Mokady to make long-term oriented decisions that will benefit the Company and shareholders.

For reference, Radford has advised the compensation committee that only two out of 22 companies in the Peer Group utilized relative TSR as a performance metric. Thus, we believe that the terms of the proposed CEO Equity Plan, including the terms of the 2020 Grant detailed below, are significantly more progressive than those among the companies in our Peer Group and generally among Israeli technology companies. The proposed equity mix and performance criteria reflect the Company’s active engagement with its shareholders and encourage outperformance of key financial goals and the execution of the Company’s long-term strategy. It therefore is paramount in achieving the compensation committee and Board’s objective of continuously improving our compensation methodology to set a progressive, cutting-edge CEO equity package that directly aligns compensation with performance and shareholder returns.

Vesting Terms

Our compensation committee and Board have structured the proposed CEO Equity Plan to provide compensation, whether in the form of PSUs or RSUs, that will vest over an extended time period. Subject to Mr. Mokady’s continued employment and the acceleration provisions referred to below, and in accordance with the terms of his employment agreement, awards made under the CEO Equity Plan will vest as follows:

•	RSUs will vest over a period of four years of the vesting commencement date, on a quarterly basis;

•	Relative TSR PSUs that have been earned in accordance with their terms will fully vest following the earning determination date; and

•
Business PSUs that have been earned in accordance with their terms will vest over a period of four years of the vesting commencement date. Upon determination of the earning rate of such PSUs, if any, the appropriate portion of such PSUs will vest (based on the time elapsed following the vesting commencement date), and the remainder will vest on a quarterly basis until the lapse of four years of the vesting commencement date. For example, if the Business PSUs were subject to a one-year performance period, then 25% of earned Business PSUs would vest following the Board’s determination of their earning rate, and the remaining 75% would vest quarterly over an additional three-year period.

Similar to previous grants made to our CEO, awards under the proposed CEO Equity Plan will be subject to acceleration of vesting upon events occurring in connection with a change in control (as defined in the 2014 Plan) or following Mr. Mokady’s resignation for good reason (as defined in his employment agreement). If Mr. Mokady’s equity grants become subject to acceleration prior to the end of a performance period under the plan, then immediately prior to (and contingent on) the occurrence of an event resulting in equity acceleration, the Business PSUs will be earned at target performance level, and immediately vest. In such case, the Relative TSR PSUs will be earned based on the higher of: (1) at target performance level, or (2) the Company’s actual performance as of the event giving rise to the acceleration, and immediately vest.

Adjustments

The compensation committee and Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the PSU performance metrics and their relative weights, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

•	unusual or non-recurring events, such as acquisitions;

•	changes in our accounting principles or tax laws; and

•	events related to currency fluctuations.

As of the date hereof, our compensation committee and Board have never adjusted the terms or performance criteria of any PSU award granted by the Company. In exercising their adjustment discretion under the CEO Equity Plan, the compensation committee and Board will continue to apply a disciplined approach that is intended to promote the best interests of the Company and its shareholders. Any potential adjustment will be carefully considered and may only be applied in order to preserve the original purpose of the grant and the executive performance it was intended to promote.

Consistent with our past practice, grants made under the CEO Equity Plan will be further subject to the Board’s discretion to reduce variable compensation components to the extent permitted by the 2014 Plan, the Compensation Policy and applicable law. To the extent that the performance criteria achievement rate of PSUs granted under the CEO Equity Plan was based on incorrect figures that are subsequently restated, such PSU grant will be subject to recoupment in the manner as set forth in the Compensation Policy.

Consideration of a 2020 Grant under the CEO Equity Plan

2020 Performance Assessment

In approving the 2020 Grant that is intended to be awarded pursuant to the terms of the CEO Equity Plan, our compensation committee and Board specifically considered Mr. Mokady’s role in the Company’s success in the medium- to long-term and his past and future ability to execute on a vision for the Company’s expansion. During his tenure, Mr. Mokady has demonstrated strong leadership in numerous ways including, but not limited to, the following:

•
Mr. Mokady has acted as the driving force in the design and execution of the Company’s long-term strategy, both organically and through calculated and fruitful acquisitions, resulting in the Company’s successful efforts to broaden its products and services, diversify its business and licensing model and enter into new markets.

•
Under his oversight, the Company has achieved sustainable, multi-year revenue growth across geographies, securing customers in over 100 countries. Our 2019 revenues reached a record $433.9 million, and our five-year CAGR between 2014 and 2019 was 33%.

•
Non-GAAP Operating income in 2019 reached a record $123.4 million and our five-year CAGR between 2014 and 2019 was 41%. Our non-GAAP net income reached a record $107.9 million in 2019 and our five-year CAGR between 2014 and 2019 was 47% (see Appendix C for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure).

•	In 2019, our net cash provided by operating activities reached a record $141.7 million and our five-year CAGR between 2014 and 2019 was 44%.

•
Between the Company’s initial public offering in 2014 and 2019, our customer base has rapidly expanded, nearly tripling from 1,800 customers in 2014 to approximately 5,300 customers in 2019. Such growth was not only in numbers but also in quality and across all verticals, evidenced by having our products secure over 50% of the Fortune 500 and more than 35% of the Global 2000. Customer satisfaction rates are high, demonstrated by maintenance renewal rates of over 90% and sales expansion among more than a third of our customers each year.

•
Under Mr. Mokady’s leadership, in November 2019, the Company successfully completed the issuance of $575 million aggregate principal amount of 0.00% Convertible Senior Notes due 2024. We ended 2019 with a robust balance sheet, including more than $1.1 billion in cash, cash equivalents, short-term deposits and marketable securities.

•
Our robust balance sheet allowed us to continue making ongoing investments in our business, leading to our competitive differentiation. The Company has made significant investments in its cloud solutions, which are increasing its recurring revenue and creating future growth drivers for our business. Based on our continued innovation, we are the market leader in privileged access management and are repeatedly recognized by leading industry analysts as such.

•
Under Mr. Mokady’s leadership, CyberArk is committed to fostering a culture of diversity, inclusion and continuous improvement, which has been key in hiring and retaining talented employees who promote the Company’s success. In 2019, the Company began implementing its Environmental, Social and Governance program, an important driver of long-term returns.

•	Between 2014 and 2019, our headcount increased from approximately 317 employees to 1,380 employees in 38 countries.

Existing Cash Compensation

While the shareholder vote solicited in this Proposal 3 does not cover Mr. Mokady’s salary and variable cash compensation, we believe that these components of his compensation are an important consideration in the discussion of the 2020 Grant under the proposed CEO Equity Plan.

In 2019, our CEO’s base salary and variable cash compensation on target were $390,000 each. In its independent compensation analysis, Radford found that Mr. Mokady’s total cash compensation was positioned at the 25th percentile compared to chief executive officers of our Peer Group. In February 2020, based on the performance and compensation review process that the compensation committee and Board had conducted, they resolved to increase to Mr. Mokady’s base salary by 6%, or $25,000. Due to the uncertainty created by the COVID-19 pandemic as well as its impact on the overall economy and the Company’s business (even though the Company has not reduced its workforce or employee compensation), Mr. Mokady has chosen to waive such increase in May 2020. Thus, each of Mr. Mokady’s base salary and variable cash compensation for 2020 will remain at $390,000.

At least 50% of Mr. Mokady’s total target cash compensation is derived from variable, performance-tied compensation. The majority of his variable cash compensation is subject to achievement of certain pre-established quantitative performance goals and objectives that are viewed by the compensation committee and Board to be key components in the Company’s medium- and long-term success. Only an immaterial portion of the variable cash compensation is subject to achievement of qualitative performance goals and objectives. Overachievement of the performance objectives is encouraged, yet capped, and may entitle Mr. Mokady to up to twice his base salary. We believe that the variability of Mr. Mokady’s bonuses over the past three fiscal years illustrates that the performance goals and objectives set for him have functioned effectively and were closely calibrated to our actual financial and operational performance. For more information, see “Part I, Item 6. Directors, Senior Management and Employees” of our annual report on Form 20-F for the fiscal year ended December 31, 2019.

For 2020, our compensation committee and Board concluded to continue offering competitive, variable performance-based equity compensation which offsets the relatively low-cash compensation, thereby ensuring that the vast majority of Mr. Mokady’s compensation is directly tied to building long-term shareholder value.

Outstanding Equity Awards

In determining the scope of the 2020 Grant, our compensation committee and Board found that the relatively low unvested portion of Mr. Mokady’s equity awards could harm our ability to retain a highly qualified CEO and to encourage him to deliver value to our shareholders, thereby potentially risking the Company’s long-term success, especially in the current global climate. For reference, as of May 21, 2020:

•
The unvested portion of all of Mr. Mokady’s outstanding equity awards constitutes approximately 0.39% of our total outstanding ordinary shares, which percentage would continue to diminish if this Proposal 3 is not approved at the Meeting; and

•
Mr. Mokady holds options to purchase 253,395 of our ordinary shares, with a weighted average exercise price of $66.10 per share. Only a small portion of such stock options are still subject to vesting, as approximately 83% of the stock options previously awarded to him have already vested and are currently exercisable.

The following table states the number of shares and stock options that are scheduled to vest in the following years on account of Mr. Mokady’s equity grants that were approved by our shareholders in 2017, 2018 and 2019. These shares include RSUs and previously earned PSUs, as well as stock options that would vest subject to our CEO’s continued employment and the terms of such grants:

Year of Vesting	RSUs	Earned PSUs	Stock Options
2020	17,025	12,578	14,913
2021	25,613	22,944	18,575
2022	12,919	12,256	8,225
2023	2,406	2,235	1,507

Terms of 2020 Grant

Based on their considerations described above, in February 2020, each of our compensation committee and Board approved a grant to Mr. Mokady under the proposed CEO Equity Plan with respect to 2020. As the COVID-19 pandemic spread and related economic uncertainty accelerated during the subsequent months, our compensation committee and Board considered the 2020 Grant further in their May 2020 meetings, as detailed below.

The 2020 Grant – subject to shareholder approval of the CEO Equity Plan under this Proposal 3 – will consist of 27,700 PSUs (at target) and 27,700 RSUs, to be awarded on the date of the Meeting (the date of grant). The award is made under our 2014 Plan and is consistent with our Compensation Policy. It is further subject to the CEO Equity Plan and the terms of the CEO’s employment agreement and the applicable award agreements.

Key terms of the 2020 Grant are described below and remain subject to the CEO Equity Plan, if approved by our shareholders.

Value of the Grant

In February 2020, the compensation committee and Board determined that the appropriate value of the 2020 Grant should be $7.5 million, assuming achievement of the PSU performance goals at target level. The value of the grant at the time of its determination reflected:

•	Mr. Mokady’s positive performance assessment as described above;

•	Mr. Mokady’s relatively low total cash compensation and the Company’s methodology to balance the same by providing above median equity awards, as described above; and

•
the fact that a significantly larger portion of the awards will be subject to performance criteria compared to previous years, and that the Company is introducing a relative TSR performance criteria with a longer performance period for the first time.

Consistent with past practices, the number of the underlying shares of PSUs and RSUs to be granted in respect of the award value was determined in February, based on our average closing stock price in January 2020 ($135.74), and has not been adjusted. If all PSU performance criteria were achieved at target level, the 2020 Grant would constitute 0.14% of the Company’s issued and outstanding ordinary shares as of May 21, 2020.

When finalizing the terms of the CEO Equity Plan in May 2020, the compensation committee and Board discussed the terms of 2020 Grant in light of the COVID-19 global pandemic and resulting macroeconomic trends. While the grant value has significantly decreased due to global events since February to approximately $5.5 million as of May 2020, the compensation committee and Board resolved to maintain the number of shares as originally fixed based on our stock price in January 2020, consistent with our methodology in previous years. We believe that such approach continues to be in the best interests of the Company and our shareholders.

When determined in February 2020, the value of the 2020 Grant, assuming achievement of all PSU performance criteria at target level, reflected the 75th percentile compared with other chief executive officers in our Peer Group pursuant to Radford’s independent analysis. As stated above, such value was determined appropriate by the compensation committee and Board given Mr. Mokady’s relatively low cash compensation, the relatively higher portion of PSUs in the grant compared with our Peer Group and the application of a relative TSR performance criteria with an extended performance period. The compensation committee and Board believe that subjecting a significant portion of the grant to meaningful performance conditions and aggressive goals, as demonstrated by the PSU earn rates in prior years, supports a grant value that was at the time of its determination at the 75th percentile when compared to other chief executive officers in our Peer Group. While the actual value of the grant fluctuates and could be differently positioned at different points in time (for example, the current value of the 2020 Grant is at the 50th percentile of our Peer Group), the existence of performance criteria, their nature and the period allocated for their attainment are more impactful and long lasting factors in promoting the CEO’s performance and thereby Company’s success.

Equity Mix

The equity mix of the 2020 Grant, assuming achievement of target level performance and subject to the approval of the CEO Equity Plan by our shareholders, is as follows:

	RSUs	Business PSUs	Relative TSR PSUs
Percentage	50%	30%	20%
Amount	27,700	16,600	11,100

When discussing the terms of the CEO Equity Plan in February 2020, the compensation committee and Board intended that the plan would mandate that at least 10% of the grant value be subject to relative TSR performance criteria. At such time, they determined that the equity mix of the 2020 Grant would be 50% RSUs, 36.5% Business PSUs and 13.5% Relative TSR PSUs. When finalizing the CEO Equity Plan in May 2020 and taking into consideration the global economic impact of the COVID-19 epidemic and their wishes to apply a longer performance period and a link to shareholder return with respect to a more significant portion of the CEO’s grants, the Board and compensation committee aligned the Relative TSR PSUs portion of the 2020 Grant with the terms of the CEO Equity Plan and set it at 20%.

Performance Period and Criteria

Business PSUs

Business PSUs will be subject to a one-year performance period, beginning on January 1, 2020 and ending on December 31, 2020. The performance criteria are annual revenue, non-GAAP profitability and license-derived revenue, all of which are viewed as key factors in our long-term success. The achievement rate that would entitle Mr. Mokady to Business PSUs at target level is consistent with the objectives set in the Company’s 2020 operating plan, approved by our Board in December 2019. As in the CEO Equity Plan, in case of overachievement of the performance criteria, Mr. Mokady will be entitled to up to 200% of the target number of Business PSUs awarded with respect to each performance metrics.

In light of recent global events and macroeconomic trends, future adjustments to the Company’s 2020 operating plan may be warranted. Due to the continuously evolving effects of the COVID-19 pandemic and our ongoing assessment of its potential impact on the Company’s business, the Board currently has limited visibility into the necessity and scope of such adjustments. While the probability of achieving the target performance level set per the operating plan that was approved in December has likely decreased, the compensation committee and the Board wish to assure our shareholders that we do not intend to adjust any of the performance metrics required to earn Business PSUs at target level. If any adjustments to the 2020 operating plan are determined necessary by the Board, the compensation committee and Board may resolve to adjust only the threshold performance levels and the related entitlements in order to continue inducing performance by our executives and CEO towards achievement of our updated financial goals, if any, based on a then-current reasonable assessment of the likelihood of achievement of such thresholds. In any event, the threshold performance level will be set at no less than 70% of any of the performance metrics, and the PSU earning entitlement with respect to the threshold achievement level will not exceed 50% of the Business PSUs awarded at target level. Consistent with the CEO Equity Plan, any potential adjustment will be carefully considered and may only be applied in order to preserve the original purpose of the grant and the executive performance it was intended to promote.

Relative TSR PSUs

The Relative TSR PSUs will be subject to a three-year performance period, beginning on January 1, 2020 and ending on December 31, 2022. The performance criteria for Relative TSR PSUs is the Company’s relative stock price performance versus the S&P Software & Services Select Industry Index.

The performance level for the Relative TSR PSUs in the 2020 Grant has been set by the compensation committee and Board, in consultation with Radford, as follows:

	Percentile	Achievement Rate
Threshold	25th	50%
Target	50th	100%
Overachievement	75th	200%

Achievement rate between performance levels will be determined linearly based on a straight-line interpolation between the applicable performance levels.

Vesting Terms

All vesting terms shall be consistent with the CEO Equity Plan with a vesting commencement date of February 15, 2020. For reference purposes:

•
RSUs will vest on a quarterly basis over a period of four years as of the vesting commencement date and become fully vested on February 15, 2024. RSUs which would have vested on May 15, 2020 (1,732 RSUs) will become vested on the Meeting date.

•
Subject to the achievement of the relevant performance criteria, 25% of the Business PSUs will vest on February 15, 2021, with the remainder vesting on a quarterly basis thereafter, and becoming fully vested on February 15, 2024.

•	Subject to the achievement of the relevant performance criteria, Relative TSR PSUs would fully vest on February 15, 2023.

If the achievement of the relevant performance metrics has not been determined by the compensation committee and Board by the above stated vesting dates, the first vesting will occur on the day such determination is made.

Conclusion

Our compensation committee and Board believe that it is in the best interest of our shareholders and the Company to approve the proposed CEO Equity Plan, intended to serve as a framework that details prescriptive parameters for annual decision making by the compensation committee and Board, based on criteria approved by our shareholders, that will provide the CEO a competitive, industry-conscious and performance-based equity compensation package between 2020 and 2022 aligned with long-term shareholder value.

If this Proposal 3 is not approved at the Meeting, it could directly impede our ability to retain a highly qualified Chief Executive Officer and to incentivize him to continue delivering value to our shareholders. Achieving such goal is especially important in these times of economic downturn and uncertainty that require proven leadership and vision, and failure to offer appropriate equity compensation to our CEO would potentially pose a material risk to the Company’s short- and long-term success. The proposed CEO Equity Plan appropriately links Mr. Mokady’s compensation to creating shareholder value and demonstrates a progressive, cutting edge approach to executive compensation.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to its Chief Executive Officer.

Proposed Resolution: Proposal 3

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the adoption of the proposed CEO Equity Plan for the years 2020-2022, for the grant of restricted share units and performance share units to Mr. Ehud (Udi) Mokady, the Company’s Chairman and Chief Executive Officer, in the form attached to the Proxy Statement as Appendix B and as described in Proposal 3 therein be, and hereby is, approved in all respects.”

Required Vote: Proposal 3

The vote required for the approval of the CEO Equity Plan, including the 2020 Grant thereunder, is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the adoption of the CEO Equity Plan with respect to Mr. Mokady.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD TO
FIX ANNUAL REMUNERATION OF THE INDEPENDENT AUDITORS

 Background

Our shareholders are asked to approve the re-appointment of our independent auditors and to authorize our Board to approve their annual remuneration for the fiscal year ending December 31, 2020.

In July 2019, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ended December 31, 2019, and for such additional period until the Meeting. Each of the audit committee and the Board has approved the re-appointment of Kost Forer as the Company’s independent auditors, subject to approval by the Company’s shareholders, for the fiscal year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the audit committee and the Board, is submitting for approval the re-appointment of Kost Forer as its independent auditors for the year ending December 31, 2020 until the annual general meeting to be held in 2021, and the authorization of the Board, following approval and recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services pursuant to their engagement.

The following table sets forth the total fees paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2018	2019
	(in thousands)
Audit Fees	$559	$852
Audit-Related Fees	240	75
Tax Fees	227	332
All Other Fees	-	115

Total	$1,026	$1,374

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our issuance of convertible senior notes in November 2019.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, IT risk assessment, and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2019 were approved in accordance with our policy.

 Proposed Resolutions: Proposal 4

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote: Proposal 4

The vote required for the approval of this Proposal 4 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services as described in this Proposal 4.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019 will be presented. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2019 (including the audited consolidated financial statements for the year ended December 31, 2019) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com. Alternatively, you may request a printed copy of the annual report on Form 20-F by fax to our General Counsel, Donna Rahav at +972-3- 9180028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Donna Rahav General Counsel

Petach-Tikva, Israel
May 26, 2020

Appendix A

ESPP
________________________________

CYBERARK SOFTWARE LTD.
2020 EMPLOYEE SHARE PURCHASE PLAN
________________________________

1.	PURPOSE

The purpose of this Plan is to provide incentive to Eligible Employees of the Company and its Designated Subsidiaries in acquiring a share ownership interest (or increasing existing ownership interests) in the Company, through the purchase of shares.

It is the Company’s intention that the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code, and, accordingly, the provisions of the Plan shall be administered, interpreted and construed in a manner consistent with the requirements of that section of the Code, except to the extent provided pursuant to Section 4.7. As set forth in Section 4.7, the Company may adopt additional local appendices or sub-plans, rules or procedures, designed to achieve tax, securities laws or other objectives for its non-US Eligible Employees, that will be subject to the terms of this Plan.

2.	DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

“Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

“Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any non-U.S. country or other jurisdiction where rights under this Plan are granted.

“Board” means the Board of Directors of the Company.

“Committee” means the compensation committee of the Board.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto, including the regulations issued thereunder.

“Company” means CyberArk Software Ltd., an Israeli company, or any successor.

“Compensation” of an Eligible Employee means, unless otherwise determined by the Committee, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments.

“Designated Subsidiary” means any Subsidiary whose employees have been designated by the Committee in accordance with Section 10.2.2 as eligible to participate in the Plan.

“Effective Date” means January 1, 2021, provided that the Plan was adopted by the Board and approved the Company’s shareholders prior to or on such date.

“Eligible Employee” means:

(1)          an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) share possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of share ownership shall apply in determining the share ownership of an individual, and share that an Employee may purchase under outstanding options shall be treated as share owned by the Employee.

(2)          Notwithstanding the foregoing, the Committee may provide that an Employee shall not be eligible to participate in an Offering Period if: (1) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (2) such Employee has not met a service requirement designated by the Committee pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (3) such Employee’s customary employment is for twenty hours per week or less; (4) such Employee’s customary employment is for less than five months in any calendar year; and/or (5) such Employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such non-U.S. jurisdiction or would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Committee in its sole discretion; provided, that, that any such exclusion shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

“Employee” means an individual classified as an employee of the Company or any Designated Subsidiary within the meaning of Section 3401(c) of the Code and the regulations thereunder, or payroll records during the relevant participation period.

“Enrollment Date” means the first Trading Day of each Purchase Period.

 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (1) if the Shares are listed on the national securities exchange, the closing price for such Share on that date, or if no sale occurred on that date, on the closest preceding date, as reported in a source the Committee deems reliable; or (2) without an established market for the Shares, the Committee will determine the Fair Market Value in good faith.

“Maximum Number of Shares” means, unless otherwise determined by the Committee, up to 10,000 Shares that may be purchased by any Eligible Employee during an Offering Period.

“Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Purchase Period. Unless otherwise specified by the Committee, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

“Offering Period” means up to twenty-four (24) months duration that shall commence and end at the times designated by the Committee. Each Offering Period may consist of up to five (5) Purchase Periods during which payroll deductions of Participants are accumulated under this Plan, unless otherwise determined by the Committee.

“Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.

“Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

“Plan” means this 2020 Employee Share Purchase Plan, as amended from time to time, including any sub-plans adopted thereunder.

“Purchase Date” means the last Trading Day of each Purchase Period or such other date as determined by the Committee.

“Purchase Period” means, unless otherwise determined by the Committee, the approximately six (6) month period beginning on each: (1) June 1 of each year and ending the last day of November of such year, or (2) December 1 of each year and ending on the last day of May of the following year, until the Plan terminates; provided, that, the first Purchase Period shall begin on June 1, 2021 (unless otherwise determined by the Committee).

“Purchase Price” has the meaning given to such term in Section 5.2.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Share” means an ordinary share, par value NIS 0.01, of the Company and such other securities of the Company that may be substituted therefore.

“Subsidiary” means any corporation of which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of shares, and that otherwise qualifies as “subsidiary corporation” within the meaning of Section 424(f) of the Code.

“Termination” means an employee ceases to be employed by the Company, or Designated Subsidiary, under any circumstances, provided, however, that, for purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave, military leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period. A transfer of a Participant’s employment between or among the Company and/or Designated Subsidiaries shall not be considered a Terminating.

“Trading Day” means a day on which national stock exchanges in the United States are open for trading.

“Treas. Reg.” means U.S. Department of the Treasury regulations.

3.	SHARES SUBJECT TO THE PLAN

3.1
Number of Shares. As of the Effective Date, the maximum aggregated number of Shares that may be issued pursuant to rights granted under the Plan (the “Pool”), shall be the sum of (a) 500,000 Shares, plus (b) on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2026, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (1) an amount determined by the Board , if so determined prior to January 1 of the calendar year in which the increase will occur, (2) 1% of the total number of Shares outstanding on the December 31 of the immediately preceding calendar year, and (3) 1,000,000 Shares; in all event subject to Section 7. The Committee may postpone the Effective Date or decrease the amount of shares pursuant to section 3.1(a). If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.

3.2	Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

4.	ELIGIBILITY AND PARTICIPATION

4.1
Eligibility. Unless otherwise determined by the Committee, any Eligible Employee who shall be employed by the Company or a Designated Subsidiary for at least 90 days prior to a given Enrollment Date for a Purchase Period shall be eligible to participate in the Plan during such Purchase Period, subject to the requirements of this Section 4 and the limitations imposed by Section 423(b) of the Code, as applicable.

4.2	Enrollment in Plan.

4.2.1
Except as otherwise determined by the Committee, an Eligible Employee may become a Participant in the Plan for a Purchase Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Purchase Period designated by the Committee and in such form as the Company provides.

4.2.2
Each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than 15%, unless otherwise determined by the Committee. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company, without any interest thereon.

4.2.3
Except as otherwise determined by the Committee, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Purchase Period subject to the limits of this Section 4.2, or may suspend his or her payroll deductions, at any time during a Purchase Period. Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement. In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Section 6.

4.2.4
Except as otherwise determined by the Committee, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Purchase Period. In locations where local law limits or prohibits payroll deduction, the Committee may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Committee in lieu of or in addition to payroll deductions, subject to limitations of Section 423 of the Code, as applicable.

4.3
Payroll Deductions. Except otherwise determined by the Committee, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Section 6 or suspended by the Participant or the Committee as provided in Section 4.2 and Section 4.6, respectively.

4.4
Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Purchase Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Section 6 or otherwise becomes ineligible to participate in the Plan.

4.5
Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Plan only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase shares of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined as of the first day of the Purchase Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time and up to the Maximum number of shares for each Offering Period. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

4.6
Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 4.5, as applicable or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Committee at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

4.7	Israeli and other Non-U.S. Employees.

4.7.1           With respect to Eligible Employees employed in Israel, the Plan may qualify, in the Company’s discretion, under any tax route of Section 102 of the Israeli Tax Ordinance (as amended) or under any tax ruling given in this matter by the Israeli tax authorities (if any). Notwithstanding any other provision of the Plan, the grant of options and issuance of Shares hereunder is subject to any rules, regulations and limitations of applicable law resulting from the tax route elected by the Company or as promulgated by such tax ruling (if any). As a condition for grant of options and issuance of Shares hereunder, a Participant shall execute any document and assume any obligation required by the Company in order to comply with such rules, regulations and limitations, including any trust arrangement (if applicable).

4.7.2          In order to facilitate participation in the Plan, the Board may provide for such special terms applicable to Participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by the Company, or a Designated Subsidiary outside of the United States, as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, such special terms may not be more favorable than the terms of rights granted under Section 423 of the Code to Eligible Employees who are residents of the United States. Such special terms may be set forth in a sub-plan (including, without limitation, a sub-plan that, subject to this Section 4.7(b), is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code). To the extent that the terms and conditions set forth in any such sub-plan conflict with any provisions of the Plan, the provisions of the sub-plan shall govern. The adoption of any such sub-plan shall be pursuant to Section 10.2.6. Without limiting the foregoing, the Committee is specifically authorized to adopt rules and procedures, with respect to Participants who are non-U.S. nationals or employed in non-U.S. jurisdictions, including regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures and establishment of bank or trust accounts to hold payroll deductions or contributions.

4.7.3          Any grant of options under a sub-plan to which this Section 4.7 applies shall constitute a separate offering for purposes of Code Section 423 and shall be administered, interpreted and construed in a manner consistent with the intended qualification of the remainder of the Plan under Section 423 of the Code.

4.8
Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan, including by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

5.	GRANT AND EXERCISE OF RIGHTS

5.1
Grant of Rights. Subject to the limits in Section 4.5, on the Enrollment Date of each Purchase Period, each Eligible Employee participating in such Purchase Period shall have the right to buy, on each Purchase Date (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the last day of the Purchase Period.

5.2
Purchase Price. The Purchase Price per Share offered to each Eligible Employee in a given Purchase Period. Unless otherwise determined by the Committee, the Purchase Price will be no less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Committee pursuant to Section 9 and shall not be less than the par value of a Share.

5.3
Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments approved by the Committee will be applied to the purchase of whole Shares, up to the Maximum Number of Shares permitted for each Offering Period, pursuant to the terms of the Plan. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless otherwise approved by the Committee. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Purchase Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Committee may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

5.4
Pro Rata Allocation of Shares. If the Committee determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the Pool available for issuance under the Plan on such Purchase Date, the Committee shall make, as applicable, such adjustment or pro rata allocation of the Shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Committee.

5.5
Withholding. Any tax consequences arising from participation in the Plan, the issuance, sale or disposition of Shares or from any other event or act (including, without limitation, by the Company, and/or any Designated Subsidiary or any Participant) hereunder shall be borne solely by the relevant Participant. Without derogating from the generality of the foregoing, at the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

5.6
Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Committee shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Committee shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Committee may from time to time establish for reasons of administrative convenience.

6.	WITHDRAWAL; CESSATION OF ELIGIBILITY

6.1
Withdrawal. A Participant may withdraw all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Purchase Period. All of the Participant’s payroll deductions credited to his or her account during a Purchase Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Purchase Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Purchase Period.

6.2
Future Participation. A Participant’s withdrawal from a Purchase Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Purchase Periods that commence after the termination of the Purchase Period from which the Participant withdraws. If a Participant withdraws from a Purchase Period, payroll deductions shall not resume at the beginning of the next Purchase Period unless the Participant timely delivers to the Company a new subscription agreement.

6.3
Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, including following employment Termination, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Section 6 and the payroll deductions credited to such Participant’s account during the Purchase Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 11.4, as soon as reasonably practicable, and such Participant’s rights for the Purchase Period shall be automatically terminated. The Committee may establish the applicable rules to govern transfers of employment between entities.

7.	ADJUSTMENTS UPON CHANGES IN SHARES

7.1
Changes in Capitalization. Subject to Section 7.3, in the event that the Committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, following any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, the Committee may make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, the Pool and the Maximum Number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

7.2
Other Adjustments. Subject to Section 7.3, in the event of any transaction or event described in Section 7.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in Applicable Law or accounting principles, the Committee, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

7.2.1
To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Committee in its sole discretion;

7.2.2
To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

7.2.3
To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

7.2.4
To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Committee determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

7.2.5	To provide that all outstanding rights shall terminate without being exercised.

7.3
No Adjustment Under Certain Circumstances. Unless determined otherwise by the Committee, no adjustment or action described in this Section 7 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Section 423 of the Code, if applicable.

7.4
No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

8.	AMENDMENT, MODIFICATION AND TERMINATION

8.1
Amendment, Modification and Termination. The Committee may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Section 7) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

8.2
Certain Changes to Plan. Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and taking into account Section 423 of the Code, if applicable), the Committee shall be entitled to change the Offering Periods, Purchase Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during a Purchase Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion to be advisable that are consistent with the Plan.

8.3
Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Committee may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

8.3.1	altering the Purchase Price for any Purchase Period including a Purchase Period underway at the time of the change in Purchase Price;

8.3.2	shortening any Purchase Period so that it ends on a new Purchase Date, including an Purchase Period underway at the time of the Committee action; and

8.3.3	allocating Shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Participant.

8.4
Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Purchase Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

9.	TERM OF PLAN

The Plan shall become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the Company’s shareholders within twelve months before or after the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such shareholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

10.	ADMINISTRATION

10.1
 Administrator. Unless otherwise determined by the Board, the Plan shall be administered by the Committee (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Committee may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

10.2	Authority of Committee. The Committee shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

10.2.1	To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

10.2.2	To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the shareholders of the Company.

10.2.3	To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Committee in its discretion.

10.2.4
To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

10.2.5	To amend, suspend or terminate the Plan as provided in Section 8.

10.2.6
Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

10.2.7
The Committee may adopt appendices or sub-plans applicable to the Company or particular Designated Subsidiaries or locations, which appendices or sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such appendix or sub-plan, the provisions of this Plan shall govern the operation of such appendix or sub-plan.

10.3
Decisions Binding. The Committee’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

11.	MISCELLANEOUS

11.1
Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 11.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

11.2
Rights as a Shareholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a shareholder of the Company, and the Participant shall not have any of the rights or privileges of a shareholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

11.3	Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

11.4	Designation of Beneficiary.

11.4.1
A Participant may, in the manner determined by the Committee, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

11.4.2
Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.5
Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

11.6
Equal Rights and Privileges. Subject to Section 4.7, all Eligible Employees will have equal rights and privileges under the Plan, so that it qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 4.7, any provision that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Committee, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code, as applicable.

11.7
Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

11.8
Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

11.9
 No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any of its affiliates or affect the right of the Company or any of its affiliates to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

11.10
 Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Plan, subject to Section 423 of the Code if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

11.11
 Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Israel, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Israel. Certain definitions, which refer to the laws of such jurisdiction, shall be construed in accordance with other such laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any award granted hereunder.

11.12
 Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Committee, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Committee. Before the commencement of an Offering Period, the Committee shall prescribe the time limits within which any such electronic form shall be submitted to the Committee with respect to such Offering Period in order to be a valid election.

Appendix B

CEO Equity Plan

________________________________

2020 – 2022 CYBERARK SOFTWARE LTD.
CHIEF EXECUTIVE OFFICER LONG-TERM EQUITY INCENTIVE PLAN
________________________________

1.	Purpose

The CyberArk Software Ltd. Chief Executive Officer Long-Term Equity Incentive Plan (the “LTI Plan”) is intended to promote the success of CyberArk Software Ltd., an Israeli company (the “Company”), by providing performance-oriented, share-based incentives to motivate the Company’s chief executive officer (the “CEO”) whose decisions and performance have significant impact on the success of the Company and reward him for superior long-term managerial performance and the successful growth of the Company. The LTI Plan is subject to the terms of the Company’s 2014 Share Incentive Plan, as amended from time to time, or any successor plan (the “Plan”) and the Compensation Policy. The LTI Plan will be effective upon requisite shareholder approval at the Company’s 2020 Annual General Meeting of Shareholders. Participation in the LTI Plan is limited to the CEO.

2.	Definitions

2.1.          Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Plan. For purposes of the LTI Plan, the following terms shall have the following meanings:

“Award” means the RSUs and PSUs awarded to the CEO pursuant to Section 3 of the LTI Plan.

“Committee” means the Compensation Committee of the Company’s Board of Directors.

“Compensation Policy” means the Company’s compensation policy for directors and officers, adopted pursuant to the Israeli Companies Law 1999, as in effect from time to time.

“LTI Award” (Long Term Incentive Award) means the dollar value that is awarded to the CEO in respect of any Plan Year under the LTI Plan, as determined by the Committee and the Board.

“PSU” means an RSU that is subject to performance-vesting conditions as set forth in the applicable Award Agreement and the LTI Plan.

“PSU Award Performance Objectives” means the criteria that the Committee and the Board shall select for purposes of establishing the performance goal(s) with respect to any Award of PSUs under the LTI Plan. The PSU Award Performance Objectives that will be used to establish the performance goal(s) shall be based on certain measurable criteria, as such term is referred to in the Compensation Policy (“Measurable Criteria”). Any one or more of the PSU Award Performance Objectives may be used on an absolute or relative basis (as compared to the performance of appropriate groups of comparable companies, or indices) to measure the performance of the Company as a whole or any business unit or segment of the Company or any combination thereof, as the Committee and the Board may deem appropriate.

“Plan Year” means each calendar year from 2020 through 2022.

3.	Determination and Grant of LTI Award

3.1.          At the beginning of each Plan Year, the Committee and the Board shall determine whether to grant, and if so, the scope of the LTI Award to be awarded to the CEO for such Plan Year, subject to the limitations set forth in Section 3.02 below. It is expected that the Committee and the Board will base their decisions on customary factors, including, but not limited to:

(a) the Company’s prior performance and prospects for future performance,

(b) the CEO’s prior performance, and expectations for future performance,

(c) compensation benchmarking, and

(d) such other factors as the Committee decides in its sole discretion.

The LTI Award with respect to each Plan Year shall be granted to the CEO in the form of an Award of RSUs and PSUs.

3.2.          The maximum number of Shares that may be granted pursuant to Awards under the LTI Plan in respect of any LTI Award for any one Plan Year shall not exceed the applicable restrictions set forth in the Compensation Policy. As at the date hereof, such restrictions with respect to RSUs and PSUs are one-half of one percent (0.5%) of the outstanding Shares of the Company at the time of grant with respect to an equity award that does not include an exercise price or includes an exercise price lower than fair market value (such as RSUs or PSUs). Further, the maximum dollar value of the LTI Award, on target, for any one Plan Year shall not exceed $10 million US Dollars and the maximum number of shares that may be earned on account of over achievement of PSU Award Performance Objectives shall be twice the number of Shares granted on target in respect thereof.

3.3.          Additionally, for each Plan Year, at least 50% of the LTI Award will be awarded in the form of PSUs, and at least 20% of the LTI Award value will be subject to a relative total shareholder return as its PSU Award Performance Objectives (“Relative TSR PSUs”).

4.	Terms and Conditions of Awards Issued in Connection with the LTI Award

4.1.          The terms and conditions of each Award shall be set forth in an individual Award Agreement and in accordance with and be subject to the Plan and Compensation Policy, including without limitations the terms pertaining to recoupment of performance equity awards in connection with a restatement of the Company’s financial statements.

4.2.          In respect of each Award of PSUs under the LTI Plan, the Committee and the Board shall select one or more of the PSU Award Performance Objectives and set forth the applicable level of performance that must be achieved in respect of such PSU Award Performance Objectives (i.e., threshold, target and overachievement) in the applicable Award Agreement. The performance period of Relative TSR PSUs will be at least three years, and the performance period of all other PSUs will be at least one year.

4.3.          For the avoidance of doubt, the Committee and the Board may (a) change the level of the performance that must be achieved from one Plan Year to another, (b) select different PSU Award Performance Objectives for each Plan Year, and (c) use a combination of PSU Award Performance Objectives in setting the applicable performance required in respect of PSUs award for each Plan Year.

4.4.          Vesting. The Committee and the Board will determine the vesting conditions to be set forth in the applicable Award Agreements under the LTI Plan, subject to the following:

(a) the RSUs and Earned PSUs (other than Relative TSR PSUs) shall vest (and the underlying Shares will be issued) over at least four (4) years from the vesting commencement date, on a quarterly basis.

(b) Earned Relative TSR PSUs will vest (and the underlying Shares will be issued) in full promptly following the earning determination date.

provided, however, that the CEO remains continuously as a Service Provider of the Company and its Affiliates through the applicable vesting date.

5.	Accelerated Earning, Vesting and Settlement of PSUs

5.1.          General. The Awards shall be subject to acceleration of vesting pursuant to the CEO's employment agreement (as may be amended from time to time), the Plan and applicable resolutions of the Company’s shareholders (e.g., Change in Control and resignation for good reason). Accordingly, the vesting of RSUs and earning and vesting of PSUs shall be accelerated in accordance with such acceleration terms and the underlying Shares of such Awards will be earned (if applicable) and issued in full upon such acceleration event. Relative TSR PSUs shall be earned and issued based on actual performance or in full, whichever is higher.

5.2.          As set forth in Section 14.2 of the Plan and to the extent permitted by applicable law, subject to satisfaction of applicable tax withholding obligations, the Company may cause to be paid to the CEO an amount in cash equal to the product of such number of Earned PSUs multiplied by the price paid per share in such Change in Control  , as determined by the Committee and the Board. To the extent applicable, the intent of the Company and the CEO is that the RSUs and PSUs will be exempt from, or compliant with, Section 409A of the US Internal Revenue Code and the guidance thereunder. All determinations under this section shall be made by the Committee and the Board as constituted immediately prior to the applicable Change in Control.

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6.	Administration

6.1.          Subject to the provisions of the LTI Plan, the Plan, and Applicable Law, the Committee and the Board shall have exclusive power to make all determination under the LTI Plan, including, without limitation:

(a) the power to set the level of performance required to achieve any PSU Award,

(b) the value of the LTI Award for each Plan Year,

(c) subject to the limitations set forth in Section 3.03, the form of Award made in respect of a LTI Award, and

(d) the policies, guidelines, rules and regulations relating to and for carrying out the LTI Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate.

6.2.          The Committee and the Board’s interpretation of the LTI Plan, grant of any Award pursuant to the LTI Plan, and all actions taken within the scope of its authority under the LTI Plan, shall be final and binding on the CEO and all others.

6.3.          The Committee and the Board shall have the authority to establish, adopt or revise such rules or regulations relating to the LTI Plan as it may deem necessary or advisable for the administration of the LTI Plan.

6.4.          Committee Certification. As soon as practicable after completion of the performance period, the Committee shall determine and certify in writing the attainment level of the PSU Award Performance Objectives and the earned percentage of each of the foregoing and the number of earned PSUs (which written certification may be in the form of approved minutes of the Committee meeting in which such certification is made, if applicable) (“Earned PSUs”). To the extent that PSUs do not become Earned PSUs, such PSUs shall immediately expire and be forfeited to the Company for no consideration upon expiration of the PSU Performance Period.

7.	Miscellaneous

7.1.          The Committee and the Board may reasonably adjust (increase or decrease) the PSU Award Performance Objectives and their relative weights, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

(a) unusual or non-recurring events,

(b) changes in our accounting principles or tax laws, and

(c) events related to currency fluctuations.

7.2.          The fact that the CEO has been designated a participant under the LTI Plan shall not confer on the CEO any right to be retained in the employ or as a Service Provider of the Company or its Affiliates, or to be designated a participant in any subsequent Plan Year.

7.3.          No Award shall be taken into account in determining the CEO’s compensation for the purpose of any group life insurance or other employee benefit plan unless so provided in such benefit plan.

7.4.          The LTI Plan shall not be deemed the exclusive method of providing incentive compensation for the CEO of the Company. Subject to applicable law and requisite corporate approvals, the LTI Plan shall not preclude approval of other forms of incentive compensation, including, without limitation, other grants of Options, RSUs, PSUs, or participation in any Company employee stock purchase plan, not under the LTI Plan.

7.5.          All expenses and costs in connection with the operation of the LTI Plan shall be borne by the Company and its Subsidiaries.

7.6.          The LTI Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax and securities laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with the LTI Plan and any Award granted hereunder. By signing any Award Agreement or any other agreement relating to an Award, the CEO irrevocably submits to such exclusive jurisdiction.

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Appendix C

GAAP to non-GAAP Reconciliation

	2014	2019
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$20,454	$62,284
Share-based compensation	1,573	55,517
Amortization of intangible assets – Cost of revenues	-	5,029
Amortization of intangible assets – Sales and marketing	-	576
Non-GAAP operating income	$22,027	$123,406

	2014	2019
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$9,954	$63,064
Share-based compensation	1,573	55,517
Warrant adjustment	4,309	-
Amortization of intangible assets – Cost of revenues	-	5,029
Amortization of intangible assets – Sales and marketing	-	576
Amortization of debt discount and issuance costs	-	1,966
Taxes on income related to non-GAAP adjustments	-	(18,251)

Non-GAAP net income	$15,836	$107,901

For further information about our consolidated financial data, see Item 3.A. “Selected Financial Data” of our annual reports on Form 20-F for the years ended December 31, 2018 and December 31, 2019, filed with the SEC on March 14, 2019 and March 5, 2020, respectively, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.